August 2, 2023

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549, United States

Re: T Stamp Inc.

Registration Statement on Form S-1 filed June 1, 2023

File No. 333-272343

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of July 28, 2023 regarding the Registration Statement of T Stamp Inc. (the “Company”), which we have set out below, together with our responses.

Registration Statement on Form S-1 filed June 1, 2023

General

1.             For your April 4, 2023, registered offering of common stock, you appear to have relied upon General Instruction I.B.6 to Form S-3, which limits the amount of securities you may sell by requiring that the aggregate market value of securities sold by the company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sale is no more than one-third of the aggregate market value of your common equity held by non-affiliates. In this regard, we note that your prospectus supplement to Form S-3 (file no. 333- 271091) filed on June 1, 2023, relating to your offering of common stock and pre-funded warrants, discloses that as of the date of filing, the aggregate market value of your outstanding common equity held by non-affiliates was approximately $15,130,508 and that you had sold $5,191,989 in securities pursuant to General Instruction I.B.6 during the prior 12-calendar month period, which appears to exceed the one-third offering limitation of instruction I.B.6. Please provide us with a detailed analysis regarding whether your April, 2023 registered offering was consistent with General Instruction I.B.6 to Form S-3.

The Company acknowledges that the Prospectus Supplement filed on April 14, 2023 incorrectly stated the basis for the calculation of the Company’s aggregate market value for use in calculating the limitation in the amount of securities that may be sold pursuant to General Instruction I.B.6 to Form S-3. During its calculations of the available limit, the Company utilized the market price as of April 13, 2023, which was within the lookback allowed by Instruction I.B.1. At that date, the per share price of the Company’s common stock was $5.55 per share, resulting in an aggregate market value held by non-affiliates of $22,393,151. As such, the prospectus supplement filed on April 14, 2023 included an amount of securities consistent with the requirements of General Instruction I.B.6 to Form S-3.

Thank you again for the opportunity to respond to your questions to the Registration Statement of T Stamp Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Gareth Genner

Chief Executive Officer

T Stamp Inc.